Filed pursuant to Rule 424(b)(3)
Registration No. 333-190065

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated April 15, 2016)

INTELGENX TECHNOLOGIES CORP.

Up to 7,231,123 shares of Common Stock issuable upon exercise of 7,231,123 Warrants

The prospectus supplement modifies and supplements the prospectus of IntelGenx Technologies Corp. (the “Company”) dated April 15, 2016, which relates to the issuance and sale of 7,231,123 shares of the common stock of the Company to holders of outstanding warrants upon exercise of such warrants. The warrants were issued on December 16, 2013 in a registered offering. The warrants have an exercise price of $0.5646 per share and are exercisable at any time prior to the close of business on December 15, 2018.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2016.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 11, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to________

Commission File Number 000-31187

INTELGENX TECHNOLOGIES CORP.
-----------------------------------------------------------------
(Exact name of small business issuer as specified in its charter)

Delaware	87-0638336
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

6420 Abrams, Ville Saint Laurent, Quebec H4S 1Y2, Canada
(Address of principal executive offices)

(514) 331-7440
(Issuer's telephone number)

(Former Name, former Address, if changed since last report)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]       No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [  ]          No [  ]

APPLICABLE TO CORPORATE ISSUERS:

64,672,021 shares of the issuer’s common stock, par value $.00001 per share, were issued and outstanding as of November 09, 2016.

IntelGenx Technologies Corp.
Form 10-Q

ii

IntelGenx Technologies Corp.

Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

Contents
Consolidated Balance Sheet	2
Consolidated Statement of Shareholders' Equity	3
Consolidated Statement of Comprehensive Income (Loss)	4
Consolidated Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 15

IntelGenx Technologies Corp.

Consolidated Balance Sheet
(Expressed in Thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

	September 30,	December 31,
	2016	2015
Assets
Current
Cash and cash equivalents	$2,720	$2,865
Short-term investments	3,002	-
Accounts receivable	211	1,140
Prepaid expenses	539	70
Investment tax credits receivable	171	97
Total Current Assets	6,643	4,172
Leasehold Improvements and Equipment, net	6,106	4,238
Security Deposit	724	506
Total Assets	$13,473	$8,916
Liabilities
Current
Accounts payable and accrued liabilities	826	1,595
Current portion of long-term debt (note 6)	589	184
Deferred revenue (note 5)	4,651	-
Total Current Liabilities	6,066	1,779
Deferred lease obligations	45	27
Long-term debt (note 6)	2,512	1,546
Total Liabilities	8,623	3,352
Shareholders' Equity
Capital Stock, common shares, $0.00001 par value; 100,000,000 shares authorized; 64,672,020 shares issued and outstanding (note 7)	1	1
Additional Paid-in-Capital (note 8)	23,583	22,846
Accumulated Deficit	(18,113)	(16,557)
Accumulated Other Comprehensive Loss	(621)	(726)
Total Shareholders’ Equity	4,850	5,564
	$13,473	$8,916

See accompanying notes

Approved on Behalf of the Board:

/s/ Bernd J. Melchers	Director

/s/ Horst G. Zerbe	Director

IntelGenx Technologies Corp.

Consolidated Statement of Shareholders' Equity
For the Period Ended September 30, 2016
(Expressed in Thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Loss	Equity
Balance - December 31, 2015	63,615,255	$1	$22,846	$(16,557)	$(726)	$5,564
Foreign currency translation adjustment	-	-	-	-	105	105
Warrants exercised (note 8)	1,056,765	-	596	-	-	596
Stock-based compensation (note 8)	-	-	141	-	-	141
Net loss for the period	-	-	-	(1,556)	-	(1,556)
Balance – September 30, 2016	64,672,020	$1	$23,583	$(18,113)	$(621)	$4,850

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in Thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2016	2015	2016	2015
Revenues
Royalties	$-	$248	$1,051	$674
License and other revenue	1,819	2,135	2,258	2,919
Total Revenues	1,819	2,383	3,309	3,593

Expenses
Cost of royalty, license and other revenue	97	189	228	292
Research and development expense	388	274	1,295	643
Selling, general and administrative expense	1,072	553	2,837	1,505
Depreciation of tangible assets	174	6	361	19
Amortization of intangible assets	-	10	-	29
Total Expenses	1,731	1,032	4,721	2,488
Operating income (loss)	88	1,351	(1,412)	1,105
Interest income	2	7	2	20
Financing and Interest expense	(60)	(6)	(146)	(101)

Net Income (Loss)	30	1,352	(1,556)	1,024
Other Comprehensive Income (Loss)
Foreign currency translation adjustment	32	(195)	105	(458)
Comprehensive Income (Loss)	$62	$1,157	$(1,451)	$566
Basic:
Weighted Average Number of Shares Outstanding	63,874,252	63,589,984	63,702,536	63,606,739
Diluted Earnings (Loss) Per Common Share (note 10)	$0.00	$0.02	$(0.02)	$0.01
Diluted:
Weighted Average Number of Shares Outstanding	73,541,378	64,030,092	63,702,536	71,725,902
Diluted Earnings (Loss) Per Common Share (note 10)	$0.00	$0.02	$(0.02)	$0.01

IntelGenx Technologies Corp.

Consolidated Statement of Cash Flows
(Expressed in thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2016	2015	2016	2015

Funds Provided (Used) -
Operating Activities
Net income (loss)	$30	$1,352	$(1,556)	$1,024
Amortization and depreciation	174	16	361	48
Stock-based compensation	49	25	141	105
	253	1,393	(1,054)	1,177
Changes in assets and liabilities:
Accounts receivable	539	(763)	929	(226)
Prepaid expenses	(430)	1	(469)	22
Investment tax credits receivable	(21)	(19)	(74)	41
Security deposit	11	15	(218)	(225)
Accounts payable and accrued liabilities	(331)	736	(769)	874
Deferred revenue	4,651	(390)	4,651	(1,169)
Deferred lease obligations	-		18
Net change in assets and liabilities	4,419	(420)	4,068	(683)

Net cash from operating activities	4,672	973	3,014	494

Financing Activities
Issuance of term loans	-	-	1,569	394
Repayment of term loans	(239)	(6)	(309)	(6)
Proceeds from exercise of warrants and stock options	596	28	596	62
Net cash provided by financing activities	357	22	1,856	450

Investing Activities
Additions to property and equipment	(385)	(1,221)	(2,229)	(2,646)
Acquisition of short-term investments	(3,000)	-	(3,000)	-
Net cash used in investing activities	(3,385)	(1,221)	(5,229)	(2,646)

Increase (decrease) in Cash and Cash Equivalents	1,644	(226)	(359)	(1,702)
Effect of Foreign Exchange on Cash and Cash Equivalents	(20)	(173)	214	(433)
Cash and Cash Equivalents
Beginning of Period	1,096	2,663	2,865	4,399

End of Period	$2,720	$2,264	$2,720	$2,264

See accompanying notes

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal and recurring nature.

These financial statements should be read in conjunction with the audited consolidated financial statements at December 31, 2015. Operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

The consolidated financial statements include the accounts of the Company and its subsidiary companies. On consolidation, all inter-entity transactions and balances have been eliminated.

The financial statements are expressed in U.S. funds.

Management has performed an evaluation of the Company’s activities through the date and time these financial statements were issued and concluded that there are no additional significant events requiring recognition or disclosure.

2.	Adoption of New Accounting Standards

The FASB issued Update 2015-16, Business Combinations, which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this Update apply to all entities that have reported provisional amounts for items in a business combination for which the accounting is incomplete by the end of the reporting period in which the combination occurs and during the measurement period have an adjustment to provisional amounts recognized. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not yet been issued. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

2.	Adoption of New Accounting Standards (Cont'd)

The FASB issued amendments to ASU 2015-03, Interest – Imputation of Interest, which are intended to simplify the presentation of debt issuance costs. These amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

The FASB issued amendments to ASU 2015-01, Income Statement – Extraordinary and Unusual Items, eliminating from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present and disclose extraordinary events and transactions. This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

The FASB issued ASU No. 2014-12, Compensation – Stock Compensation, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements

ASU 2016-15 – Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15 which clarifies how certain cash receipts and payments are to be presented in the Statement of cash flows. The statement is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

3.	Significant Accounting Policies

ASU 2016-06 - Derivatives and Hedging (Topic 815) Contingent Put and Call Options in Debt Instruments

The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years and should be applied on a retrospective basis.

ASU 2016-09 - Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting

FASB issued this Update as part of its Simplification Initiative. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.

For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

ASU 2016-01 – Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, which will significantly change practice for all entities. The targeted amendments to existing guidance are expected to include:

1.

Equity investments that do not result in consolidation and are not accounted for under the equity method would be measured at fair value through net income, unless they qualify for the proposed practicability exception for investments that do not have readily determinable fair values.

2.	Changes in instrument-specific credit risk for financial liabilities that are measured under the fair value option would be recognized in other comprehensive income.

3.

Entities would make the assessment of the realizability of a deferred tax asset (DTA) related to an available- for-sale (AFS) debt security in combination with the entity’s other DTAs. The guidance would eliminate one method that is currently acceptable for assessing the realizability of DTAs related to AFS debt securities. That is, an entity would no longer be able to consider its intent and ability to hold debt securities with unrealized losses until recovery.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

3.	Significant Accounting Policies (Cont’d)

4.	Disclosure of the fair value of financial instruments measured at amortized cost would no longer be required for entities that not public business entities.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

ASU 2016-02: Leases (Topic 842) Section A

The FASB issued ASU 2016-02 to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

These amendments are effective for a public business entity for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

Revenue from Contracts with Customers (Topic 606):

During the nine months ended September 30, 2016, the FASB issued three new amendments related to Topic 606:

1.

ASU 2016-08: Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which was issued to add clarification to the implementation guidance on principle versus agent considerations. This amendment does not provide any changes to the previously issued ASU No. 2014-09 and is effective for the same reporting period which was deferred by one year in ASU 2015-14: Revenue From Contracts With Customers (Topic 606), Deferral of the Effective Date.

2.

ASU 2016-10: Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing which was issued to clarifying the following two aspects of topic 606; identifying performance obligations and the licensing implementation guidance. This amendment does not provide any changes to the previously issued ASU No. 2014-09 and is effective for the same reporting period which was deferred by one year in ASU 2015-14: Revenue From Contracts With Customers (Topic 606), Deferral of the Effective Date.

3.

ASU 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. With this amendment, the SEC Staff is rescinding the following SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. This amendment is effective immediately.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

3.	Significant Accounting Policies (Cont’d)

The FASB and IASB (the Boards) have issued converged standards on revenue recognition. ASU No. 2014-09 which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

  Step 1: Identify the contract(s) with a customer.

  Step 2: Identify the performance obligations in the contract.

  Step 3: Determine the transaction price.

  Step 4: Allocate the transaction price to the performance obligations in the contract.

  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

This ASU is to be applied retrospectively, with certain practical expedients allowed. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory

The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method.

The Board has amended some of the other guidance in Topic 330 to more clearly articulate the requirements for the measurement and disclosure of inventory. However, the Board does not intend for those clarifications to result in any changes in practice. Other than the change in the subsequent measurement guidance from the lower of cost or market to the lower of cost and net realizable value for inventory within the scope of this Update, there are no other substantive changes to the guidance on measurement of inventory.

The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or theretail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

3.	Significant Accounting Policies (Cont’d)

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments in this Update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this Statement is not expected to have a material effect on the Company’s financial position or results of operations.

ASU 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

The FASB has issued ASU No. 2014-15 which is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

ASU 2015-17 – Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”)

In November 2015, the FASB issued ASU 2015-17, which require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments.

For public business entities, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

4.	Bank indebtedness

The Company's credit facility is subject to review annually and consists of an operating demand line of credit of up to CAD$250 thousand and corporate credits cards of up to CAD$75 thousand and USD$55 thousand. Borrowings under the operating demand line of credit bear interest at the Bank’s prime lending rate plus 2%. The credit facility and term loan (see note 6) are secured by a first ranking movable hypothec on all present and future movable property of the Company and a 50% guarantee by Export Development Canada, a Canadian Crown corporation export credit agency. The terms of the banking agreement require the Company to comply with certain debt service coverage and debt to net worth financial covenants on an annual basis at the end of the Company’s fiscal year. As at September 30, 2016, the Company has not drawn on its credit facility.

5.	Deferred revenue

On August 5, 2016, the Company sold its U.S. royalty on future sales of Forfivo XL® to SWK Holdings Corporation for $6 million. Under the terms of the agreement, SWK paid IntelGenx $6 million at closing. In return for, (i) 100% of any and all royalties or similar royalty amounts received on or after April 1, 2016, (ii) 100% of the $2 million milestone payment upon Edgemont reaching annual net sales of $15 million, and (iii) 35% of all potential future milestone payments.

The deferred revenue represents the payment received for the royalty on future sales in the amount of $6 milliion less the Q2 royalties recognized in the second quarter in the amount of $352, less the amount recognized in other revenue during the three-month period ended September 30, 2016. The deferred revenue will be recognized as other revenue on a straight-line basis until December 31, 2017.

10% of the proceeds were paid to our former development partner, Cary Pharmaceuticals Inc. This amount is included in prepaid expenses less the portion expensed during the three-month period ended September 30, 2016. This expense will be recognized as cost of royalty, license and other revenue on a straight-line basis until December 31, 2017.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

6.	Long-term debt

The components of the Company’s debt are as follows:

	September 30, 2016	December 31, 2015
	$	$
(in U.S. $ thousands)
Term loan facility	2,453	1,188
Secured loan	648	542
Total debt	3,101	1,730
Less: current portion	589	184
Total long-term debt	2,512	1,546

The Company’s term loan facility consists of a total of CAD$3.5 million bearing interest at the Bank’s prime lending rate plus 2.50% . The term loan is subject to the same security and financial covenants as the bank indebtedness (see note 4).

The secured loan has a principal balance authorized of CAD$1 million, bearing interest at prime plus 7.3%, reimbursable in monthly principal payments of CAD$14 thousand from January 2017 to December 2021. During the three-month period ended September 30, 2016, the Company made a CAD$150 thousand payment which decreased the principal balance outstanding to CAD$850 thousand as at September 30, 2016. The loan is secured by a second ranking on all present and future property of the Company. The terms of the banking agreement require the Company to comply with certain debt service coverage and debt to net worth financial covenants on an annual basis at the end of the Company’s fiscal year.

Principal repayments due in each of the next five years are as follows:
(in U.S. $ thousands)
2016	$123
2017	621
2018	621
2019	621
2020	621
Thereafter	494

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

7.	Capital Stock

	September 30,	December 31,
	2016	2015
Authorized -
100,000,000 common shares of $0.00001 par value
20,000,000 preferred shares of $0.00001 par value
Issued -
64,672,020 (December 31, 2015 - 63,615,255) common shares	$647	$636

8.	Additional Paid-In Capital

Stock options

On January 19, 2016, 250 thousand options to purchase common stock were granted to non-employee directors and 225 thousand options were granted to employees under the 2006 Stock Option Plan. The options have an exercise price of $0.41. The options granted to the non-employee directors vested immediately and expire 5 years after the grant date. The options granted to the employees vest over a period of 2 years at the rate of 25% every six months and expire 5 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $82 thousand.

On September 15, 2016, 525 thousand options to purchase common stock were granted to employees and 75 thousand options were granted to a non-employee director under the 2006 Stock Option Plan. The options have an exercise price of $0.73. The options granted vest over a period of 2 years at the rate of 25% every six months and expire 10 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $252 thousand.

On September 15, 2016, 50 thousand options to purchase common stock were granted to a consultant under the 2006 Stock Option Plan. The options have an exercise price of $0.73. The options granted vest over a period of 2 years at the rate of 25% every six months and expire 5 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $16 thousand.

No stock options were exercised during the nine-month period ended September 30, 2016. During the nine-month period ended September 30, 2015 a total of 150,000 stock options were exercised for 150,000 common shares having a par value of $0 thousand in aggregate, for cash consideration of $62 thousand, resulting in an increase in additional paid-in capital of $62 thousand.

Compensation expenses for stock-based compensation of $141 thousand and $105 thousand were recorded during the nine-month periods ended September 30, 2016 and 2015 respectively. The entire amounts expensed in each of the three quarters of 2016 and 2015 relates to stock options granted to employees and directors. As at September 30, 2016 the Company has $295 thousand (2015 - $159 thousand) of unrecognized stock-based compensation, of which $12 thousand (2015 – nil) relates to options granted to a consultant.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2016
(Expressed in U.S. Funds)
(Unaudited)

8.	Additional Paid-In Capital (Cont’d)

Warrants

During the nine-month period ended September 30, 2016, a total of 1,056,765 warrants were exercised for 1,056,765 common shares having a par value of $0 thousand in aggregate, for cash consideration of $596 thousand, resulting in an increase in additional paid-in capital of $596 thousand. No warrants were exercised during the nine-month period ended September 30, 2015.

9.	Related Party Transactions

Included in management salaries are $2 thousand (2015 - $1 thousand) for options granted to the Chief Executive Officer, $45 thousand (2015 - $25 thousand) for options granted to the Chief Financial Officer, $9 thousand (2015-$6 thousand) for options granted to the Vice President, Operations, $4 thousand (2015 - nil) for options granted to the Vice-President, Research and Development, $21 thousand (2015 - nil) for options granted to the former Vice President, Corporate Development, and $1 thousand for options granted to Vice-President, Business and Corporate Development (2015 – nil) under the 2006 Stock Option Plan and $45 thousand (2015 - $61 thousand) for options granted to non-employee directors.

Also included in management salaries are director fees of $137 thousand (2015 - $198 thousand).

The above related party transactions have been measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

10.	Basic and Diluted Earnings (Loss) Per Common Share

Basic and diluted earnings (loss) per common share is calculated based on the weighted average number of shares outstanding during the period. Common equivalent shares from stock options and warrants are also included in the diluted per share calculations unless the effect of the inclusion would be antidilutive.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction to Management’s Discussion and Analysis

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) comments on our business operations, performance, financial position and other matters for the three-month and nine-month periods ended September 30, 2016 and 2015.

Unless otherwise indicated, all financial and statistical information included herein relates to continuing operations of the Company. Unless otherwise indicated or the context otherwise requires, the words, “IntelGenx”, “Company”, “we”, “us”, and “our” refer to IntelGenx Technologies Corp. and its subsidiaries, including IntelGenx Corp.

This MD&A should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and Notes thereto. We also encourage you to refer to the Company’s MD&A for the year ended December 31, 2015. In preparing this MD&A, we have taken into account information available to us up to November 10, 2016, the date of this MD&A, unless otherwise indicated.

Additional information relating to the Company, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”), is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov.

All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities laws. All statements contained in this MD&A that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “continue”, “expect”, “estimate”, “intend”, “may”, “plan”, “will”, “shall” and other similar expressions are generally intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but on management’s expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve significant known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by forward-looking statements. These factors should be considered carefully and you should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A or incorporated by reference herein are based upon what management believes to be reasonable assumptions, there is no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A or as of the date specified in the documents incorporated by reference herein, as the case may be. We undertake no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws. The factors set forth in Item 1A., "Risk Factors" of the 2015 Form 10-K, as well as any cautionary language in this MD&A, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in the common stock, you should be aware that the occurrence of the events described as risk factors and elsewhere in this report could have a material adverse effect on our business, operating results and financial condition.

Company Background

We are a drug delivery company established in 2003 and headquartered in Montreal, Quebec, Canada. Our focus is on the development of novel oral immediate-release and controlled-release products for the pharmaceutical market. Our business strategy is to develop pharmaceutical products based on our proprietary drug delivery technologies and, once the viability of a product has been demonstrated, to license the commercial rights to partners in the pharmaceutical industry. In certain cases, we rely upon partners in the pharmaceutical industry to fund development of the licensed products, complete the regulatory approval process with the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies relating to the licensed products, and assume responsibility for marketing and distributing such products.

In addition, we may choose to pursue the development of certain products until the project reaches the marketing and distribution stage. We will assess the potential for successful development of a product and associated costs, and then determine at which stage it is most prudent to seek a partner, balancing such costs against the potential for additional returns earned by partnering later in the development process.

Our primary growth strategies include: (1) identifying lifecycle management opportunities for existing market leading pharmaceutical products, (2) repurposing existing drugs for new indications, (3) developing generic drugs where high technology barriers to entry exist in reproducing branded films, (4) manufacturing our VersaFilm™ products for commercial sale and (5) development of new drug delivery technologies.

Lifecycle Management Opportunities

We are seeking to position our delivery technologies as an opportunity for lifecycle management of products for which patent protection of the active ingredient is nearing expiration. While the patent for the underlying substance cannot be extended, patent protection can be obtained for a new and improved formulation by filing an application with the FDA under Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act. Such applications, known as a “505(b)(2) NDA”, are permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. A 505(b)(2) NDA may include information regarding safety and efficacy of a proposed drug that comes from studies not conducted by or for the applicant. The first formulation for a respective active ingredient filed with the FDA under a 505(b)(2) application may qualify for up to three years of market exclusivity upon approval. Based upon a review of past partnerships between third party drug delivery companies and pharmaceutical companies, management believes that drug delivery companies which possess innovative technologies to develop these special dosage formulations present an attractive opportunity to pharmaceutical companies. Accordingly, we believe “505(b)(2) products” represent a viable business opportunity for us.

Repurposing Existing Drugs

We are working on the repurposing of already approved drugs for new indications using our VersaFilm™ film technology. This program represents a viable growth strategy for us as it will allow for reduced development costs, improved success rates and shorter approval times. We believe that through our repurposing program we will be able minimize the risk of developmental failure and create value for us and potential partners.

Generic Drugs with High Barriers to Entry

We plan to pursue the development of generic drugs that have certain barriers to entry, e.g., where product development and manufacturing is complex and can limit the number of potential entrants into the generic market. We plan to pursue such projects only if the number of potential competitors is deemed relatively insignificant.

VersaFilm™ Manufacturing

We are in the process of establishing a state-of-the-art manufacturing facility for the future manufacture of our VersaFilm™ products. Construction of the manufacturing and laboratories are now completed and equipment is being prepared to begin manufacturing in 2017. We believe that this (1) represents a profitable business opportunity, (2) will reduce our dependency upon third-party contract manufacturers, thereby protecting our manufacturing process know-how and intellectual property, and (3) allows us to offer our development partners a full service from product conception through to supply of the finished product.

Development of New Drug Delivery Technologies

The rapidly disintegrating film technology contained in our VersaFilm™, and our AdVersa™ mucosal adhesive tablet, are two examples of our efforts to develop alternate technology platforms. As we work with various partners on different products, we seek opportunities to develop new proprietary technologies.

We continue to develop the existing products in our pipeline and may also perform research and development on other potential products as opportunities arise.

As previously announced, we have financed the Manufacturing Establishment and Laboratory Expansion project from cash in hand and a government-backed bank financing of up to CAD$3.5 million with the Bank as well as a CAD$1 million loan from Investissement Québec (“IQ”).

We plan to hire new personnel, primarily in the areas of research and development, manufacturing, and administration on an as-needed basis as we enter into partnership agreements, establish our VersaFilm™ manufacturing capability, and increase our research and development activities.

Most recent key developments

On July 5, 2016, the Company announced the signing of the definitive agreement with Grupo Juste S.A.Q.F. for the commercialization of RIZAPORT™, a unique oral thin film for the treatment of acute migraines, in the country of Spain. All commercial manufacturing of RIZAPORT™ will take place at our new state-of-the-art manufacturing facility in Canada. Grupo Juste is a prominent private Spanish company with over 90 years of experience in the research, development and commercialization of proprietary pharmaceutical products, including migraine and other central nervous system drugs, in Europe, Latin America and other territories.

According to the definitive agreement, Grupo Juste has obtained exclusive rights to register, promote and distribute RIZAPORT™ in Spain. In exchange, we and Redhill Biopharma will receive upfront and milestone payments, together with a share of the net sales of RIZAPORT™. Commercial launch in Spain is estimated to take place in the second half of 2017. The initial term of the definitive agreement shall be for ten years from the date of first commercial sale of the product and shall automatically renew for one additional two-year term. The agreement will give Grupo Juste the right to market the product in the territory of Spain, with the right of first refusal for a predefined term for certain Latin American and Middle East countries.

On July 11, 2016, the Company announced the receipt of the notice of appeal for the buprenorphine/naloxone sublingual film product for the treatment of opiate addiction by Par Pharmaceutical, Inc. (Par) and the Company to the United States Court of Appeals for the Federal Circuit from the final judgment issued by the U.S. District Court for the District of Delaware on June 28, 2016.

The ruling in the U.S. District Court of Delaware in the ANDA litigation of Par and the Company against Indivior PLC and Monosol Rx, LLC resulted in Par and the Company prevailing on the non-infringement of the U.S. Patent No. 8,017,150, which is set to expire in 2023, and on the invalidity (all claims) and non-infringement (certain claims) of the U.S. Patent No. 8,475,832, which is set to expire in 2030. The Court also ruled that Par's ANDA product would infringe the asserted claims of U.S. Patent No. 8,603,514, one of the Orange Book listed patents for Suboxone Film, and that the asserted claims of U.S. Patent No. 8,603,514 were not shown to be invalid.

On July 13, 2016, the Company announced the initiation of a phase 1 clinical trial of montelukast, a unique drug repurposing opportunity for the treatment of degenerative diseases of the brain, such as: mild cognitive impairment and Alzheimers disease, the most prominent form of dementia. The objectives of the trial are to demonstrate that IntelGenx oral film product will provide therapeutically effective blood levels of montelukast, and that montelukast when delivered using IntelGenx oral film crosses the blood brain barrier.

We are collaborating with Dr. Ludwig Aigner, a neuroscientist who is a member of IntelGenx Scientific Advisory Board and head of the Institute of Molecular Regenerative Medicine at the Paracelsus Medical University in Salzburg, Austria. Dr. Aigner has made major contributions in the field of brain and spinal cord regeneration over the last 25 years. He was the first to develop tools to visualize neurogenesis in living animals and identified signaling mechanisms that are crucially involved in limiting brain regeneration. One of these mechanisms, leukotriene signaling, is related to asthma. In consequence, Dr. Aigner and his team recently demonstrated that the anti-asthmatic drug montelukast structurally and functionally rejuvenates the aged brain. His main aim is to develop molecular and cellular therapies for patients with neurodegenerative diseases and for the aged population.

On August 22, 2016, the Company announced the successful completion of a pilot clinical study for Montelukast VersaFilm™ that demonstrated a significantly improved pharmacokinetic profile against the reference product. Montelukast is a unique drug repurposing opportunity for the treatment of degenerative diseases of the brain, such as mild cognitive impairment and Alzheimer's disease, the most prominent form of dementia.

The study data confirmed that buccal absorption of the drug from the Montelukast film product resulted in a significally improved bioavailability of the drug compared to the commercial tablet. The study was designed as a single-dose, randomized, two-way cross-over pilot study in 8 healthy subjects. AUC0-inf was 3863 ± 1343 ng/ml*h-1 for the IntelGenx product vs. 2697 ± 1003 ng/ml*h-1 for the reference product Singulair® tablets, representing a 52% increase in bioavailability of the drug after administration of the IntelGenx film product. In addition, the study data confirmed that Montelukast crosses the blood/brain barrier when administered using IntelGenx' Versafilm™ delivery technology.

The Company has begun preparation for a phase II-a proof-of-concept (POC) study. Patient enrolment for this study is expected to commence in Q1/2017. The Company expects the results from the study to be available in Q4/2017. Based on the outcome of this first efficacy trial in humans, The Comapny will be actively seeking a partnership or alliance opportunity to further advance developmental work and commercialization of this product.

On August 5th, 2016, the Company announced that it had sold its U.S. royalty on future sales of Forfivo XL® to SWK Holdings Corporation (SWK) for $6 million (CAD$8 million). Forfivo XL® (Bupropion extended-release) is the first 450 mg bupropion HCl tablet indicated for Major Depressive Disorder, approved by the FDA.

Under the terms of the agreement, SWK will pay the Company $6 million at closing. In return for, (i) 100% of any and all royalties (as defined in the Edgemont Pharmaceuticals, LLC License Agreement) or similar royalty amounts received on or after April 1, 2016, (ii) 100% of the $2 million milestone payment upon Edgemont reaching annual net sales of $15 million, and (iii) 35% of all potential future milestone payments. Patent protection for Forfivo XL® in the United States expires in 2027 with an authorized generic entering the market in January 2018.

SWK is a specialized finance company with a focus on the global healthcare sector. SWK partners with ethical product marketers and royalty holders to provide flexible financing solutions at an attractive cost of capital to create long-term value for both SWK's business partners and its investors.

On August 11, 2016, the Company announced the appointment of Mr. Mark Nawacki as a new member of the Board of Directors. Mr. Nawacki is currently the President and CEO of Searchlight Pharma Inc., a Canadian-based specialty pharmaceutical company focused on the acquisition and commercialization of innovative and unique healthcare and pharmaceutical products. Prior to joining Searchlight Pharma, Mr. Nawacki spent over 11 years building out the commercial and geographic footprint of Paladin Labs, having served until September 2014 as Executive Vice President, Business and Corporate Development. Over the course of his 11-year tenure at Paladin, Mr. Nawacki helped shape the therapeutic focus of Paladin's Canadian business via licensing and acquisitions, and built Paladin's international expansion and emerging markets strategy. From his arrival at Paladin in 2003, consolidated revenues grew from $20 million to almost $270 million annually, and the company's value increased from $75 million to over $3 billion when it was acquired by Endo International in 2014.

On September 12, 2016, the Company announced that they had entered into a licensing, development and supply agreement with Chemo Group (Chemo) granting Chemo the exclusive license to commercialize two generic products for the USA market and one product on a worldwide basis. Under the terms of the agreement, Chemo has obtained certain exclusive rights to market and sell IntelGenx' products in exchange for upfront and milestone payments, together with a share of the profits of commercialization. Chemo also has a right of first refusal to obtain the exclusive commercialisation rights for two of the products to include any country outside the USA.

Chemo is a privately held global pharmaceutical company with over 5,000 employees and operations in over 40 countries and revenues over $1.2 billion annually. Chemo operates across the entire pharmaceutical value chain, delivering specialized expertise and experience in scientific research, development, manufacturing, sales and marketing of a wide range of value-adding active pharmaceutical ingredients, finished dosage forms and branded pharmaceuticals, for human and animal health. While the main offices are located in Spain, Switzerland and Argentina, Chemo is acting worldwide, creating a broad and balanced manufacturing and commercial network across Europe, America, Asia and Africa, to address global opportunities and customers` needs in all major pharmaceutical markets.

Chemo`s activity is organized in three synergistic business areas: Industrial, Branded and Biotech, with over 5,000 professionals in more than 40 countries, 20 state-of-the-art facilities, 9 specialized R&D centers, 12 commercial offices and more than 50 pharmaceutical affiliates, serving 1,150 customers in 96 countries around the world.

On September 9, 2016 the Company and RedHill Biopharma Ltd. announced that they had entered into a binding term sheet agreement with Pharmatronic Co. granting Pharmatronic Co. the exclusive license to commercialize RIZAPORT® in the republic of Korea (South Korea). RIZAPORT® is a proprietary oral thin film formulation of rizatriptan for the treatment of acute migraines.

Subject to satisfaction of remaining conditions, the parties will endeavor to enter into a definitive agreement within 60 days of the execution of the term sheet.

Pursuant to the signing of a definitive agreement, RedHill will grant Pharmatronic Co. the exclusive rights to register and commercialize RIZAPORT® in South Korea. Under the term sheet, IntelGenx and RedHill are to receive an upfront payment and will be eligible to receive additional milestone payments upon achievement of certain predefined regulatory and commercial targets, as well as tiered royalties. Financial terms of the term sheet were not disclosed. The initial term of the definitive agreement is expected to be ten years from the date of first commercial sale with an automatic renewal of an additional two years. Commercial launch in South Korea is estimated to take place in the first quarter of 2019.

Pharmatronic Co. is a pharmaceutical company headquartered in Seoul and distributing exclusively licensed pharmaceutical products in Korea. Since established in 2005, Pharmatronic Co. has focused R&D and marketing resources on the specialized target field of neurology, ENT and urology, building a strong image as a leading provider in the pharmaceutical and healthcare industry.

Corporate related developments

New Manufacturing Facility with increased R&D and Administration space

On April 24, 2015, we entered into an agreement to lease approximately 17,000 square feet in a property located at 6420 Abrams, St-Laurent, Quebec (the “Lease”). The Lease has a 10 year and 6-month term which commenced on September 1, 2015 and we have retained two options to extend the Lease, with each option being for an additional five years. Under the terms of the Lease we will be required to pay base rent of approximately CAD$110 thousand (approximately $84 thousand) per year, which will increase at a rate of CAD$0.25 ($0.19) per square foot /per year, every two years. We plan to use the newly leased space to manufacture our oral film VersaFilm™ products, to enlarge our research and development capabilities, and for administration purposes.

We also finalised negotiations on April 29, 2015 for an agreement for the construction of manufacturing facilities, laboratories, and offices within the property located at 6420 Abrams, St-Laurent, Quebec, at an aggregate cost of CAD$2.9 million (approximately $2.2 million). The construction agreement was awarded to BTL Construction Inc. (“BTL”) in Quebec following a tender process that was completed in December 2014. BTL specializes in the construction and renovation of facilities for the pharmaceutical industry, and has completed projects for various major pharmaceutical companies. We funded this project from cash on hand as well as a CAD$1 million loan from IQ. Construction was successfully completed in Q1, 2016.

As of September 30, 2016, we have received CAD$3.5 million in cash as part of a credit facility (approximately $3.0 million) negotiated with the Bank. The credit facility is supported by a 50% guarantee under the Export Guarantee Program from Export Development Canada, Canada’s export credit agency. The financial covenants of the credit facility require us to maintain a Minimum Debt Service Coverage ratio of 1.25:1, and a Maximum Total Debt to Tangible Net Worth ratio of 2.5:1. As part of securing the credit facility, we will maintain our operating bank account with the Bank and we will conduct all future banking transactions related to our business operations through the Bank. We used the funds for the purchase and installation of new equipment for our new, state-of the-art, manufacturing facility.

All amounts are expressed in thousands of U.S. dollars unless otherwise stated.

Currency rate fluctuations

Our operating currency is Canadian dollars, while our reporting currency is U.S. dollars. Accordingly, our results of operations and balance sheet position have been affected by currency rate fluctuations. In summary, our financial statements for the nine-month period ended September 30, 2016 report an accumulated other comprehensive loss due to foreign currency translation adjustments of $621 due to the fluctuations in the rates used to prepare our financial statements, $105 of which positively impacted our comprehensive loss for the nine-month period ended September 30, 2016. The following Management Discussion and Analysis takes this into consideration whenever material.

Reconciliation of Comprehensive Income (Loss) to Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-US GAAP financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. The Company uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than US-GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company’s financial condition and operating results.

IntelGenx obtains its Adjusted EBITDA measurement by adding to comprehensive income (loss), finance income and costs, depreciation and amortization, income taxes and foreign currency translation adjustment incurred during the period. IntelGenx also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee and consultant’s remuneration and can vary significantly with changes in the market price of the Company’s shares. Foreign currency translation adjustments are a component of other comprehensive income and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of the Company’s operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other corporations.

Reconciliation of Non-US-GAAP Financial Information

		Three-month period				Nine-month period
		ended September 30,				ended September 30,
In U.S.$ thousands		2016		2015		2016		2015
	$		$		$		$
Comprehensive income (loss)		62		1,157		(1,451)		566
Add (deduct):
Depreciation and amortization		174		16		361		48
Finance costs		60		6		146		101
Finance income		(2)		(7)		(2)		(20)
Share-based compensation		49		25		141		105
Foreign currency translation adjustment		(32)		195		(105)		458

Adjusted EBITDA		311		1,392		(910)		1,258

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA decreased by $1,081 for the three-month period ended September 30, 2016 to $311 compared to $1,392 for the three-month period ended September 30, 2015. Adjusted EBITDA decreased by $2,168 for the nine-month period ended September 30, 2016 to ($910) compared to $1,258 for the nine-month period ended September 30, 2015. The decrease in Adjusted EBITDA of $1,081 for the three-month period ended September 30, 2016 is mainly attributable to a decrease in revenues of $564 and an increase in selling, general and administrative expenses of $495 before consideration of stock-based compensation expense. The decrease in Adjusted EBITDA of $2,168 for the nine-month period ended September 30, 2016 is mainly attributable to an increase in selling, general and administrative expenses of $1,296 before consideration of stock-based compensation expense as well as an increase in research and development expenses of $652 and a decrease in revenues of $284.

Results of operations for the three-month and nine-month periods ended September 30, 2016 compared with the three-month and nine-month periods ended September 30, 2015.

	Three-month period		Nine-month period ended
	ended September 30,		September 30,
In U.S.$ thousands	2016	2015	2016	2015
Revenue	$1,819	$2,383	$3,309	3,593

Cost of Royalty, License, and other Revenue	97	189	228	292
Research and Development Expenses	388	274	1,295	643
Selling, General and Administrative Expenses	1,072	553	2,837	1,505
Depreciation of tangible assets	174	6	361	19
Amortization of intangible assets	-	10	-	29
Operating income (loss)	88	1,351	(1,412)	1,105
Net income (loss)	30	1,352	(1,556)	1,024
Comprehensive income (loss)	62	1,157	(1,451)	566

Revenue

Total revenues for the three-month period ended September 30, 2016 amounted to $1,819, representing a decrease of $564 or 24% compared to $2,383 for the three-month period ended September 30, 2015. Total revenues for the nine-month period ended September 30, 2016 amounted to $3,309, representing a decrease of $284 or 8% compared to $3,593 for the nine-month period ended September 30, 2015. The decrease for the three-month period ended September 30, 2016 compared to the last year’s corresponding period is mainly attributable to a decrease in license and other revenues of $316 and a decrease in royalties of $248. The decrease in license and other revenues is mainly attributable to a decrease in milestone revenues of $1,726 and a decrease in deferred license revenues of $409, offset by an increase in other revenues of $1,819 (upfront and deferred revenues on monetization). The decrease in royalties is attributable to the sale of the royalty on future sales of Forfivo XL®. The decrease for the nine-month period ended September 30, 2016 compared to the last year’s corresponding period is mainly attributable to a decrease in license and other revenues of $661, offset by an increase in royalties of $377. The decrease in license and other revenues is mainly attributable to a decrease in milestone revenues of $1,380 and a decrease in deferred license revenues of $1,181, offset by an increase in other revenues of $1,900 (upfront and deferred revenues on monetization).

Cost of royalty, license, and other revenue

We recorded $97 for the cost of royalty license, and other revenue in the three-month period ended September 30, 2016 compared with $189 in the same period of 2015. We recorded $228 for the cost of royalty, license, and other revenue in the nine-month period ended September 30, 2016 compared with $292 in the same period of 2015. This expense relates to a Project Transfer Agreement that was executed in May 2010 with one of our former development partners whereby we acquired full rights to, and ownership of, Forfivo XL®, our novel, high strength formulation of Bupropion hydrochloride, the active ingredient in Wellbutrin XL®. Pursuant to the Project Transfer Agreement, and following commercial launch of Forfivo XL® in October 2012, we are required, after recovering an aggregate $200 for management fees previously paid, to pay our former development partner 10% of net product sales received from the sale of Forfivo XL®. We recovered the final portion of the management fees in December 2014, thereby invoking payments to our former development partner.

Research and development (“R&D”) expenses

R&D expenses for the three-month period ended September 30, 2016 amounted to $388, representing an increase of $114 or 42%, compared to $274 for the three-month period ended September 30, 2015. R&D expenses for the nine-month period ended September 30, 2016 amounted to $1,295, representing an increase of $652 or 101%, compared to $643 for the nine-month period ended September 30, 2015.

The increase in R&D expenses for the three-month period ended September 30, 2016 is mainly attributable to increases in patent costs of $75 and R&D salaries of $44 mainly related to new hires. The increase in R&D expenses for the nine-month period ended September 30, 2016 is mainly attributable to increases in patent costs of $349, study costs of $63, analytical costs of $55, lab supplies and consumables of $66 as well as R&D salaries of $109 mainly related to new hires.

In the three-month period ended September 30, 2016 we recorded estimated Research and Development Tax Credits and refunds of $22, compared with $23 that was recorded in the same period of the previous year. In the nine-month period ended September 30, 2016 we recorded estimated Research and Development Tax Credits and refunds of $67, compared with $71 that was recorded in the same period of the previous year.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses for the three-month period ended September 30, 2016 amounted to $1,072, representing an increase of $519 or 94%, compared to $553 for the three-month period ended September 30, 2015. SG&A expenses for the nine-month period ended September 30, 2016 amounted to $2,837, representing an increase of $1,332 or 89%, compared to $1,505 for the nine-month period ended September 30, 2015.

The increase in SG&A expenses for the three-month period ended September 30, 2016 is mainly attributable to an increase in salaries and benefits of $237 attributable to the hiring of executives as well as employees in manufacturing and quality departments to support the beginning of the manufacturing operations. The increase was also attributable to an increase in business development expenses of $119, increase in legal fees of $81 and an increase in leasehold expenses of $41. The increase in SG&A expenses for the nine-month period ended September 30, 2016 is mainly attributable to an increase in salaries and benefits of $700 attributable to the hiring of executives as well as employees in manufacturing and quality departments to support the beginning of the manufacturing operations. The increase was also attributable to an increase in business development expenses of $233 and an increase in leasehold expenses of $107, an increase in office expenses of $82 as well as an increase in legal expenses of $79.

Depreciation of tangible assets

In the three-month period ended September 30, 2016 we recorded an expense of $174 for the depreciation of tangible assets, compared with an expense of $6 thousand for the same period of the previous year. In the nine-month period ended September 30, 2016 we recorded an expense of $361 for the depreciation of tangible assets, compared with an expense of $19 thousand for the same period of the previous year. The increases in the depreciation of tangible assets are mainly attributable to the commencement of the depreciation of the leasehold improvement as well as the plant equipment.

Share-based compensation expense, warrants and stock based payments

Share-based compensation warrants and share-based payments expense for the three-month period ended September 30, 2016 amounted to $49 compared to $25 for the three-month period ended September 30, 2015. Share-based compensation warrants and share-based payments expense for the nine-month period ended September 30, 2016 amounted to $141 compared to $105 for the nine-month period ended September 30, 2015.

We expensed approximately $45 in the three-month period ended September 30, 2016 for options granted to our employees in 2014, 2015 and 2016 under the 2006 Stock Option Plan, and approximately $4 for options granted to non-employee directors in 2014, 2015 and 2016, compared with $19 and $6 respectively that was expensed in the same period of the previous year. We expensed approximately $96 in the nine-month period ended September 30, 2016 for options granted to our employees in 2014, 2015 and 2016 under the 2006 Stock Option Plan, and approximately $45 for options granted to non-employee directors in 2014, 2015 and 2016, compared with $44 and $61 respectively that was expensed in the same period of the previous year.

There remains approximately $295 in stock based compensation to be expensed in fiscal 2016 and 2017, all of which relates to the issuance of options to our employees and directors during 2014 to 2016, except for $12 thousand which relates to options granted to a consultant in 2016. We anticipate the issuance of additional options and warrants in the future, which will continue to result in stock-based compensation expense.

Key items from the balance sheet

				Percentage
	September	December	Increase/	Increase/
In U.S.$ thousands	30, 2016	31, 2015	(Decrease)	(Decrease)
Current Assets	$6,643	$4,172	$2,471	59%
Leasehold Improvements and Equipment, net	6,106	4,238	1,868	44%
Security Deposit	724	506	218	43%
Current Liabilities [1]	6,066	1,779	4,287	241%
Long-term Debt	2,512	1,546	966	62%
Capital Stock	1	1	0	0%
Additional Paid-in-Capital	23,583	22,846	737	3%

1 Deferred revenue is included in current liabilities.

Current assets

Current assets totaled $6,643 as at September 30, 2016 compared with $4,172 at December 31, 2015. The increase of $2,471 is mainly attributable to increases in short-term investments of $3,002, prepaid expenses of $469, and investment tax credits receivable of $74, partially offset by decreases in accounts receivable of $929 and cash and cash equivalents of $145.

Cash and cash equivalents

Cash and cash equivalents totaled $2,720 as at September 30, 2016 representing a decrease of $145 compared with the balance of $2,865 as at December 31, 2015. The decrease in cash on hand relates to net cash used in investing activities of $5,229, offset by net cash provided from operating activities of $3,014 and financing activities of $1,856 and an unrealized foreign exchange gain of $214.

The cash used in investing activities of $5,229 was for the purchase of fixed assets mainly comprised of $1,600 for manufacturing and packaging equipment required for our new, state-of-the-art, VersaFilm™ manufacturing facility, and $442 for leasehold improvements related to our new manufacturing facility at 6420 Abrams, St-Laurent, Quebec, and $160 for laboratory equipment. Cash was also used for the acquisition of short-term investments of $3,000.

The cash provided by financing activities derives from an additional loan disbursement in the amount of $1,569 negotiated with the Lender secured by a first ranking movable hypothec on all present and future movable property of the Company and a 50% guarantee by Export Development Canada, a Canadian Crown corporation export credit agency. An amount of $596 derives from the proceeds of exercise of warrants

Accounts receivable

Accounts receivable totaled $211 as at September 30, 2016 representing a decrease of $929 compared with the balance of $1,140 as at December 31, 2015. The main reason for the decrease is related to the remaining balance of $1,000 received in Q1 2016 from Edgemont’s $3,000 milestone payment.

Prepaid expenses

As at September 30, 2016 prepaid expenses totaled $539 compared with $70 as of December 31, 2015. The increase in prepaid expenses is attributable to the payment of 10% of the royalty on future sales made to Cary Pharmaceuticals Inc. following the August 2016 monetization.

Investment tax credits receivable

R&D investment tax credits receivable totaled approximately $171 as at September 30, 2016 compared with $97 as at December 31, 2015. The increase relates to the accrual estimated and recorded for the first nine months of 2016.

Leasehold improvements and equipment

As at September 30, 2016, the net book value of leasehold improvements and equipment amounted to $6,106, compared to $4,238 at December 31, 2015. In the nine-month period ended September 30, 2016 additions to assets totaled $2,229 and mainly comprised of $1,600 for manufacturing and packaging equipment required for our new, state-of-the-art, VersaFilm™ manufacturing facility, and $442 for leasehold improvements related to our new manufacturing facility at 6420 Abrams, St-Laurent, Quebec, Canada, and $160 for laboratory equipment.

Security deposit

A security deposit in the amount of CAD$300 in respect of an agreement to lease approximately 17,000 square feet in a property located at 6420 Abrams, St-Laurent, Quebec, Canada was recorded as at September 30, 2016. Security deposits in the amount of CAD$650 for the term loans were also recorded as at September 30, 2016.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities totaled $826 as at September 30, 2016 compared with $1,595 as at December 31, 2015. The decrease is mainly attributable to the outstanding amount due to the construction Company related to our new facility located at 6420 Abrams, St-Laurent, Quebec that was paid in the nine-month period ended September 30, 2016.

Deferred revenue

On August 5, 2016, the Company sold its U.S. royalty on future sales of Forfivo XL® to SWK Holdings Corporation for $6 million. Under the terms of the agreement, SWK has paid IntelGenx $6 million at closing. In return for, (i) 100% of any and all royalties or similar royalty amounts received on or after April 1, 2016, (ii) 100% of the $2 million milestone payment upon Edgemont reaching annual net sales of $15 million, and (iii) 35% of all potential future milestone payments.

The deferred revenue represents the payment received for the royalty on future sales in the amount of $6 million less the Q2 royalties recognized in the second quarter in the amount of $352, less the amount recognized in other revenue during the three-month period ended September 30, 2016. The deferred revenue will be recognized as other revenue on a straight-line basis until December 31, 2017.

10% of the proceeds were paid to our former development partner, Cary Pharmaceuticals Inc. This amount is included in prepaid expenses less the portion expensed during the three-month period ended September 30, 2016. This expense will be recognized as cost of royalty, license and other revenue on a straight-line basis until December 31, 2017.

Long-term debt

Long-term debt totaled $3,101 as at September 30, 2016 (December 31, 2015 - $1,730). An amount of $2,453 is attributable to a term loan from the lender secured by a first ranking movable hypothec on all present and future movable property of the Company and a 50% guarantee by Export Development Canada, a Canadian Crown corporation export credit agency.

An amount of $648 is attributable to a second loan secured by a second ranking on all present and future property of the Company reimbursable in monthly principal payments starting January 2017 to December 2021.

Shareholders’ equity

As at September 30, 2016 we had accumulated a deficit of $18,113 compared with an accumulated deficit of $16,557 as at December 31, 2015. Total assets amounted to $13,473 and shareholders’ equity totaled $4,850 as at September 30, 2016, compared with total assets and shareholders’ equity of $8,916 and $5,564 respectively, as at December 31, 2015.

Capital stock

As at September 30, 2016 capital stock amounted to $0.647 (December 31, 2015: $0.636) . Capital stock is disclosed at its par value with the excess of proceeds shown in Additional Paid-in-Capital.

Additional paid-in-capital

Additional paid-in capital totaled $23,583 as at September 30, 2016, as compared to $22,846 as at December 31, 2015. Additional paid in capital increased by $596 due to the exercise of warrants and by $141 for stock based compensation attributable to the amortization of stock options granted to employees and directors.

Taxation

As at December 31, 2015, the date of our latest annual tax return, we had Canadian and provincial net operating losses of approximately $6,462 (December 31, 2014: $9,530) and $6,725 (December 31, 2014: $9,683) respectively, which may be applied against earnings of future years. Utilization of the net operating losses is subject to significant limitations imposed by the change in control provisions. Canadian and provincial losses will be expiring between 2027 and 2035. A portion of the net operating losses may expire before they can be utilized.

As at December 31, 2015, we had non-refundable tax credits of $1,022 (December 31, 2014: $1,100) of which $8 is expiring in 2026, $9 is expiring in 2027, $163 is expiring in 2028, $143 is expiring in 2029, $122 is expiring in 2030, $129 is expiring in 2031, $162 is expiring in 2032, $108 is expiring in 2033, $82 expiring in 2034 and $96 is expiring in 2035. We also had undeducted research and development expenses of $6,315 (December 31, 2014: $4,805) with no expiration date.

The deferred tax benefit of these items was not recognized in the accounts as it has been fully provided for.

Key items from the statement of cash flows

				Percentage
In U.S.$ thousands	September	September	Increase/	Increase/
	30, 2016	30, 2015	(Decrease)	(Decrease)
Operating Activities	$3,014	$494	$2,520	510%
Financing Activities	1,856	450	1,406	312%
Investing Activities	(5,229)	(2,646)	(2,583)	98%
Cash and cash equivalents - end of period	2,720	2,264	456	20%

Statement of cash flows

Net cash from operating activities was $3,014 for the nine-month period ended September 30, 2016, compared to $494 for the nine-month period ended September 30, 2015. For the nine-month period ended September 30, 2016, net cash from operating activities consisted of a net loss of $1,556 (2015: net income of $1,024) and an increase in non-cash operating elements of working capital of $4,068 (2015: decrease in $683).

The net cash provided by financing activities was $1,856 for the nine-month period ended September 30, 2016, compared to $450 provided in the same period of the previous year. An amount of $1,569 derives from disbursements of a term loan negotiated with the Bank (2015: $394) and $596 derives from the proceeds of exercise of warrants and stock options (2015: $62) for the nine-month period ended September 30, 2016

Net cash used in investing activities amounted to $5,229 for the nine-month period ended September 30, 2016 compared to $2,646 in the same period of 2015. The investing activities for the nine-month period ended September 30, 2016 used liquidities in the amount of $2,229 (2015: $2,646) for the purchase of fixed assets mainly comprised of $1,600 for manufacturing and packaging equipment required for our new, state-of-the-art, VersaFilm™ manufacturing facility, and $442 for leasehold improvements related to our new manufacturing facility at 6420 Abrams, St-Laurent, Quebec, and $160 for laboratory equipment. The increase in cash used in investing activities was also attributable to the acquisition of short-term investments of $3,000 (2015: nil).

The balance of cash and cash equivalents as at September 30, 2016 amounted to $2,720, compared to $2,264 as at September 30, 2015.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Item 3. Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to cause the material information required to be disclosed by us in the reports that we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation.

PART II

Item 1.	Legal Proceedings
This Item is not applicable

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
This Item is not applicable.

Item 3.	Defaults Upon Senior Securities
This Item is not applicable.

Item 4.	(Reserved)

Item 5.	Other Information
This Item is not applicable.

Item 6.	Exhibits

Exhibit 31.1
Certification of C.E.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 31.2
Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.1
Certification of C.E.O. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.2
Certification of Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 10.24
Amendment to Principal’s Registration Rights Agreement dated November 8, 2016

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELGENX TECHNOLOGIES CORPORATION

Date: November 10, 2016	By: /s/ Horst G. Zerbe
------------------------------------
Horst G. Zerbe
President, C.E.O. and
Director

Date: November 10, 2016	By: /s/ Andre Godin
------------------------------------
Andre Godin
Principal Accounting Officer

AMENDMENT TO REGISTRATION RIGHTS AGREEMENT
BY AND AMONG INTELGENX TECHNOLOGIES CORP. (FKA BIG FLASH
CORPORATION), HORST ZERBE AND INGRID ZERBE

THIS AMENDMENT (this “Amendment”) is executed as of November 8, 2016, by and among IntelGenx Technologies Corp. (fka Big Flash Corporation) (the “Company”), a Delaware corporation, and Horst Zerbe and Ingrid Zerbe (collectively, the “IntelGenx Principals”), together with the IntelGenx Principals’ qualifying transferees (the “Holders”).

RECITALS

WHEREAS, the parties hereto entered into a Registration Rights Agreement, dated April 28, 2006 (the “Registration Rights Agreement”), pursuant to which the Company agreed in certain circumstances to register for resale under the Securities Act of 1933, as amended, certain shares of common stock of the Company issuable to the IntelGenx Principals pursuant to the terms of a Share Exchange Agreement dated April 10, 2006 (the “Share Exchange Agreement”); and

WHEREAS, Joel Cohen was an original party to the Registration Rights Agreement and the Share Exchange Agreement; and no longer holds any exchangeable shares that were issued pursuant to the terms of the Share Exchange Agreement and no longer has any right to receive shares of common stock of the Company issuable pursuant to the terms of the Share Exchange Agreement; and

WHEREAS, the parties hereto now wish to amend the terms of the Registration Rights Agreement in order to amend certain provisions thereto.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties do hereby agree as follows:

1. Defined Terms. All capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Registration Rights Agreement.

2. Amendment. Section 1.2(a) of the Registration Rights Agreement is deleted in its entirety and replaced with the following:

“(a) Demand for Registration. The Holder or Holders holding at least a majority of the Registrable Securities (the "Requesting Holders") shall have the right exercisable two times during the period beginning on the date hereof and ending on April 28, 2026 to request in writing to the Company (the "Registration Request") that the Company effect a registration under the Securities Act of all or part of the Requesting Holders' Registrable Securities (a "Requested Registration"). The Company shall as promptly as practicable file the Requested Registration (and in any event no later than sixty (60) days after receiving a Registration Request) (the "Filing Date") and shall use its best efforts to cause the same to be declared effective by the Commission as promptly as practicable after such filing (and in any event no later than one hundred twenty (120) days after receiving a Registration Request) (the "Effectiveness Date"), except that in each case the Filing Date and Effectiveness Date may be extended by up to 60 days in the event that the Company is engaged in a bona fide financing transaction, including an underwritten offering, ("Financing Transaction") and the Board of Directors reasonably believes a Requested Registration would cause such Financing Transaction to be terminated;”

3. Entire Agreement; Ratification. This Amendment constitutes the entire agreement among the parties with respect to the subject matter hereof. Except as expressly amended hereby, the terms of the Registration Rights Agreement are each hereby confirmed and ratified in all respects by the parties hereto and remain in full force and effect.

4. Governing Law. This Amendment shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York without giving effect to principles of conflicts of laws.

5. Counterparts. This Amendment may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

6. Necessary Action. Each party shall perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

[Signature pages to follow]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

INTELGENX TECHNOLOGIES CORP.

By: /s/ Horst G. Zerbe
Name: Horst G. Zerbe
Title: Director, President & CEO

By: /s/ Horst G. Zerbe
Horst G. Zerbe
Number of Shares Covered: 4,238,679.5

By: /s/ Ingrid Zerbe
Ingrid Zerbe
Number of Shares Covered: 5,158,221.5

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Horst G. Zerbe, Chief Executive Officer of IntelGenx Technologies Corp. (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q of IntelGenx Technologies Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2016	/s/ Horst G. Zerbe
Horst G. Zerbe
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Andre Godin, Principal Accounting Officer of IntelGenx Technologies Corp. (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q of IntelGenx Technologies Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2016

/s/ Andre Godin
Andre Godin
Principal Accounting Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of IntelGenx Technologies Corporation (the "Company") on Form 10-Q for the period ending September 30, 2016, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Horst G. Zerbe, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Horst G. Zerbe
-------------------------------
Horst G. Zerbe
Chief Executive Officer
November 10, 2016

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-Q solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of IntelGenx Technologies Corporation(the "Company") on Form 10-Q for the period ending September 30, 2016, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andre Godin, Principal Accounting Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Andre Godin
-------------------------------
Andre Godin
Principal Accounting Officer
November 10, 2016

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-Q solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.